UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUED PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  April 1, 2004

                        Commission File Number 000-26498


                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as Specified in its Charter)


                                 Not Applicable
                 (Translation of Registrant's Name into English)


                          12 Abba Hillel Silver Street
                                    Lod 71111
                                     Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|          Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   |_|               No  |X|

If "Yes" is marked, include below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Attached hereto and incorporated by reference herein is a press release of the registrant, dated April 1, 2004.

            NUR MACROPRINTERS RECEIVES $4.5 MILLION OF EQUITY FUNDING
                                    ---------
           Includes $3.0 million from New Investors and Conversion of
                           $1.5 Million Stand-By Loan

Lod, Israel, April 1st 2004 - NUR Macroprinters (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it has received $4.5 million of equity funding from the sale of ordinary shares. $3 million of the funding was provided from new investors and $1.5 million from investors who last year provided a $3.5 million stand-by convertible loan.

The new investment of $3.0 million was a private placement (or PIPE investment). Under the PIPE investment, NUR issued 2,586,207 of its ordinary shares at $1.16 per ordinary share. NUR expects to receive from the new investment approximately $2.8 million, net of expenses. NUR also issued to the investors warrants to purchase up to 646,552 ordinary shares at an exercise price of $1.54 per share. The warrants are exercisable for five years from the closing date of the PIPE. The securities offered in the PIPE have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. NUR plans to use its best efforts to register all PIPE-related shares (both those purchased and those issuable pursuant to the warrants) for resale under the Act.

Duncan Capital LLC, a NASD registered broker dealer, served as placement agent for the PIPE investment.

Additional funding was provided from investors who exercised their right to purchase ordinary shares of the Company by converting $1.5 million of the $3.5 million stand-by loan. The conversion price was $0.62 per share, approximately 20% higher than the NUR's stock price at the time it accepted the investor term sheet in mid-2003. The investors previously converted the remaining $2.0 million of the standing loan on December 31, 2003.

Mr. Dan Purjes, Chairman of the Board and a majority shareholder in NUR, participated in this stand-by loan in approximately the amount of $1.3 million. Mr. Purjes exercised his right to convert $0.9 million of the standing loan. Mr. Purjes had previously converted $0.4 million of the standing loan on December 31, 2003

This equity investment was initiated by NUR in order to improve its working capital and to meet an anticipated increase in manufacturing volumes in 2004. As an inducement for conversion, NUR offered to register the shares issued under the conversion as soon as possible.

Commenting on the equity funding, Dan Purjes, Chairman of the Board, said, "As our company ramps up to meet the growing demand for our equipment and develop state of the art digital tools to meet our market's needs, the additional funds from the PIPE and the stand-by financings will facilitate our growth efforts. We plan to use these resources to maximize shareholder value. I am pleased to have participated meaningfully in this equity financing."

David Amir, NUR Macroprinter's President and CEO, stated, "The commitment of the new investors and the conversion of the stand-by loan by existing investors demonstrates support for our strategic growth plans. We look forward to optimizing our efforts to increases sales within our target markets."

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR's complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients' exacting demands and succeed in today's competitive marketplace.

More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR: Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com.

                                       ###
CONTACTS:
NUR MACROPRINTERS:   David Seligman
                     011 972-67-726-559
                     cfo@nur.com
                     -----------

PORTFOLIO PR:        Paul Holm/Jerry Cahn
                     212-736-9224
                     pholm@portfoliopr.com / jcahn@portfoliopr.com
                     ---------------------   ---------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.


                                                      NUR MACROPRINTERS LTD.


Date: April 2, 2004                                   By:  /s/ DAVID AMIR
                                                        ------------------------
                                                        David Amir
                                                        Chief Executive Officer